June 13, 2022

Sohail Prasad
Chief Executive Officer and President
Destiny Tech100 Inc.
1401 Lavaca Street, #144
Austin, TX 78701

                      Re:    Destiny Tech100 Inc. (the    Company   )
                             File Nos. 811-23802; 333-264909

Dear Mr. Prasad:

        We have reviewed the registration statement on Form N-2 filed May 13, 2022, with the
Commission on behalf of the Company (the    Registration Statement   ) with
respect to
registration of the resale of the Company   s common stock. Our comments are
set forth below.
Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

                                            General

   1. Please inform us supplementally of the history and the circumstances of the formation of the Company. In doing so, please address the following:

       a. What was the nature of the Company   s pre-registration status and
activities? From its
          inception until the Company filed a Form N-8A in May this year, what was the
          Company   s status under the Investment Company Act? As the Company
was not
          registered as an investment company under the Act, on what exclusion/exemption from the Act was the Company relying? What is the factual and legal bases supporting such reliance?

       b. Who are the Selling Stockholders, how did they acquire their shares, and what relationships do they have to the Company and its investments?

   2. Please inform us of the process by which the Selling Stockholders will be able to sell their common stock. In doing so, please address the following:

       a. What is the timing of the Company   s public offering? Is the common
stock held by
          the Selling Stockholders the sole shares offered in the public offering? Or, will the
          Company file a subsequent registration statement with the Commission to register
 Sohail Prasad
Page 2


          shares in connection with the offering (i.e., as the Selling
Stockholders    may, or may
          not, elect to sell their shares   , will the Company register
additional shares in
          connection with its public offering?) and if not, why not?

       b. The disclosure on the Cover states that the resale of common stock by Selling
          Stockholders will be at    prevailing market prices.    As the resale
is not being
          underwritten and there is no    efficient and sufficient price
discovery    as outlined on
          pages 28-29 and    no history of [the Company   s common stock]
trading in private
          transactions    please explain to us how    prevailing market prices
  are determined at
          this time.

   3. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   4. Please inform us if the Company has submitted or intends to submit any exemptive applications or a no-action request in connection with the Registration Statement, or if the
      Company anticipates requesting such relief in the future. Please also inform us of the anticipated timing of any applications or requests for relief.

   5. We note your statement that you intend to apply for NYSE listing under the symbol
      DXYZ. Please advise the staff when your listing is approved and update disclosure as necessary. In addition, as the secondary market liquidity and pricing will be influenced
      by the Selling Stockholders    activities, please consider the need for
detailed risk
      disclosure regarding the potential lack of liquidity in Company shares following listing.


                                               Cover

   6. In the third sentence of the first paragraph, the disclosure states that the resale of stock by
      Selling Stockholders    will be made through brokerage transactions on
the [NYSE]    .
      The disclosure also states there is currently    no established public
trading market for [the
      Company   s] common stock    and that the Company    intend[s] to apply
to have [its]
      common stock listed on the NYSE    .    Please clarify in the disclosure
how Selling
      Stockholders may sell their shares     will an NYSE listing need to be
established before
      they can do so?

   7. Please state clearly on the Cover there are significant risks associated with investing in venture capital-stage companies. Please briefly reference the specific risks here. Please also provide a specific cross-reference to the disclosure on pages 17-18, Risks associated with investments in rapidly growing venture-capital-backed emerging companies.

   8. Please reference the Company   s use of leverage on the Cover and provide
a similar cross-
      reference to the associated risks.
 Sohail Prasad
Page 3


                                          Prospectus

Prospectus Summary

   9. On page 1, in Investment Objective, please explain what    equity-linked
  securities are.

   10. Also in Investment Objective, the disclosure states    Our investment
objective may be
       changed by our Board of Directors without prior shareholder approval. If shareholders
       will be given notice of a change in the Company   s investment
objective, please disclose
       so.

   11. The disclosure on page 3 states that you will make direct equity investments in private companies and also acquire shares through private secondary marketplaces and purchases from existing shareholders. To help investors understand your strategy and capabilities, please disclose what percentage of the current portfolio was the result of a direct equity investment in a portfolio company as compared to secondary purchases. In addition, please ensure your strategy-, risk-, and valuation-related disclosures are tailored to address the degree to which your investment terms, due diligence, and monitoring ability may vary or be limited by how you acquire a particular investment.

   12. On page 7, Offering of Simple Agreement for Future Equity (   SAFEs   )
you discuss the
       Company   s private offering of SAFEs to its investors. Regarding this disclosure, please
       address the following:

       a. Please explain in plain English in the disclosure what SAFEs are and how they were used by the Company.

       b. In the penultimate line on page 7, the disclosure states that the holder will automatically receive from the Company a number of shares of common stock equal
          to the Purchase Amount divided by $10.00.    Please define the term
 Purchase
          Amount   . Please also explain to us how the Purchase Amount and
$10.00 conversion
          price was determined.

       c. Regarding the SAFE Agreement, please supplementally provide your analysis for its use under the federal securities laws, in particular please explain which exemption/exclusion from registration under the Securities Act of 1933 was relied on and discuss the factual and legal bases supporting such reliance.

       d. As the expiration date of the Warrants is in 2026 and beyond 120 days, please explain how the issuance of the Warrants and/or the amendment of the
Expiration Date    at
          [the Company   s] sole discretion    is compliant with section 18(d)
of the Investment
          Company Act.

       e. We note your intention to adjust the Warrant exercise price if it is below the opening trading price when trading commences on the NYSE. It is our understanding that the
 Sohail Prasad
Page 4


          Selling Stockholders are also the Warrant Holders and may have incentives to refrain from trading at certain prices to benefit their Warrants position. Please tell us the purpose(s) behind the adjustment and explain why the Selling Stockholders incentives do not frustrate this purpose.

Fees and Expenses (page 9)

   13. In footnote 1, the disclosure states    The estimate of our Management
Fee referenced in
       the table is based on our average gross assets (including assets purchased with borrowed
       money).    In the narrative to the fee table, please indicate the amount of Company
       leverage assumed in making the fee calculations.

   14. Although in footnote 2, the disclosure states that Company    currently
[does] not intend to
       borrow money or issue debt securities or preferred shares [emphasis
added],    please
       confirm that the Company does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares or debt securities within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

The Company (page 10)

   15. The table at the top of page 10 indicates that a number of the Company
s assets are held
       through an SPV. In addition, the disclosure at the top of page 33 states that the Company may invest in certain debt and equity investments through taxable subsidiaries.
       Regarding these entities (each a    Subsidiary, and collectively
Subsidiaries   ), please
       address the following comments:

       a. Please disclose that the Company   s Subsidiaries include entities
that engage in
          investment activities in securities or other assets that are primarily controlled by the
          Company (for purpose of this comment,    primarily controlled
means (i) the
          Company controls the Subsidiaries within the meaning of Section 2(a)(9) of the
          Investment Company Act, and (ii) the Company   s control of the
Subsidiaries is
          greater than that of any other person).

       b. Please disclose that the Company complies with the provisions of the Investment
          Company Act governing investment policies (Section 8) on an aggregate basis with each Subsidiary.

       c. Please disclose that the Company complies with the provisions of the Investment
          Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries so that the Company treats each
Subsidiary   s debt as its
          own for purposes of Section 18.
 Sohail Prasad
Page 5


       d. Please disclose that any investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section
          15) as if it were an investment adviser to the Company under Section 2(a)(20) of the
          Investment Company Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of
          the Company   s and a Subsidiary   s investment advisory agreements
may be combined.

       e. Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

       f. Please disclose any of the Subsidiary   s principal investment
strategies or principal
          risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of the Company should reflect aggregate operations of the Company and the Subsidiary.

       g. Please explain supplementally whether the financial statements of each Subsidiary will be consolidated with those of the Company. If not, please explain why not.

       h. Please confirm supplementally that each Subsidiary and its board of directors will
          agree to inspection by the staff of the Subsidiary   s books and
records, which will be
          maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

       i. Please confirm that each wholly-owned Subsidiary   s management fee
(including any
          performance fee), if any, will be included in    Management Fee,
and the wholly-
          owned Subsidiary   s expenses will be included in    Other Expenses
 in the Company   s
          fee table.

   16. Please revise footnote two to the Table on page 10 to explain what a contract for future delivery of shares is. In addition, please tell us what these contracts represent, how they work, and how you meet custody, valuation, and other Investment Company
Act
       requirements with respect to such contracts.

Risk Factors (page 14)

   17. Please disclose the specific risks associated with the Company   s
investment in non-U.S.
       venture capital stage companies.

   18. On page 22, in Limited Information, please remove the statement on page
22 that    neither
       we nor the Adviser makes any representation or warranty that such data or information is complete, correct or accurately reflective of a portfolio company. Sohail Prasad
Page 6


   19. On page 27, the disclosure under Potential Conflicts of Interest indicates that the
       Adviser   s principals and employees of Destiny XYZ Inc. may receive investment
       opportunities that the Company may not have access to. Please tell us the types of opportunities this disclosure refers to and explain why the Company isn t given access to them.

   20. We note your disclosure that principals of your Adviser are also shareholders of Forge and SharesPost and that you may acquire shares on these marketplaces, subject to your best execution policy. Please disclose whether these marketplaces receive compensation for listing shares or other services that may be impacted by the Company s decision to trade using such marketplace.

Capitalization (page 34)

   21. Please explain why your presentation does not reflect the Warrants, or revise to present them.

Management (page 43)

   22. We note your statement that    [t]he Adviser or its affiliates may
engage in certain
       origination activities and receive attendant arrangement, structuring or similar fees.
       Please disclose whether these fees will relate to the Company   s
portfolio investments; if
       so, please disclose any policies and procedures in place to manage these conflicts and
       otherwise explain why the Company isn   t paid such fees.

Selling Stockholders (page 61)

   23. Please disclose what Destiny XYZ Inc. is, who its control persons are, its number of investors and their status under the securities laws. Please tell us how Destiny XYZ Inc.
       raised its money to purchase your shares.

Plan of Distribution (page 63)

   24. On page 64, in Sponsor   s Share Distribution, the disclosure states:

           Immediately following the effectiveness of this registration statement on Form N-2,
           Destiny XYZ Inc.,    intends to distribute an aggregate of [_____]
shares of its
           common stock registered by this registration statement for no consideration to a limited number of individuals.

       Please explain to us the nature, extent and purpose of this distribution.
 Sohail Prasad
Page 7


Description of our Capital Stock (page 66)

   25. Please remove    the MGCL and    from the second sentence under this
header. If
       provisions of Maryland law are material to investor understanding, discuss them here instead of referring investors to the statute.

   26. On page 66, in General, please update the statement    [t]here are no
outstanding options
       or warrants to purchase our stock.

   27. On page 67, in Limitation on Liability of Directors and Officers; Indemnification and
       Advance of Expenses, the disclosure in the last line of the first
paragraph states    Our
       Charter contains such a provision which eliminates directors    and
officers    liability to the
       maximum extent permitted by Maryland law, subject to the requirements of the 1940
       Act.    Please add a provision to the Company   s Charter, or otherwise
modify it, to clarify
       explicitly that notwithstanding anything to the contrary in the Charter, nothing in the
       Charter modifying, restricting or eliminating the duties or liabilities
of the Company   s
       directors and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal securities laws.

   28. On page 70, Control Share Acquisitions, please disclose clearly whether the Company has chosen to opt-in to the Maryland Control Shares Acquisition Act.


                              Statement of Additional Information


Investment Objective and Policies

   29. On page S-3, Investment Restrictions, please include the phrase    We
may not    or
       equivalent at the beginning of investment restriction #7.

Signatures

   30. Please update the signature block to refer to the Investment Company Act of 1940 in addition to the Securities Act of 1933 as the filing is being made pursuant to both statutes.


                      *      *       *       *       *       *       *       *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.
 Sohail Prasad
Page 8


       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We will consider a written request for acceleration of the effective date of the
Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,

                                                 /x/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel


cc: Steven B. Boehm, Esq. and Owen J. Pinkerton, Esq., Eversheds Sutherland
(US) LLP
    Jay Williamson, Securities and Exchange Commission
    David Manion, Securities and Exchange Commission